Exhibit 2.10

Flow of Funds Agreement

THIS FLOW OF FUNDS AGREEMENT (this “Agreement”) is made and entered into as of April 9, 2017, by and among Goldman Hirsh Partners Ltd. (the “Seller”), and Kitov Pharmaceuticals Holdings Ltd. an Israeli publicly traded corporation or its Affiliated party (the "Buyer"), (each of the Seller, and the Buyer shall also be referred to as a “Party”, and collectively as the “Parties”).

WHEREAS, the Seller and the Buyer have entered into a Stock Purchase Agreement (the “Purchase Agreement” or the "SPA") dated January 12, 2017 for the purchase of shares of the Seller in Tyrnovo Ltd (the "Company"); and

WHEREAS, according to Section 2.2 to the Purchase Agreement, the Buyer was required to deposit the Cash Consideration portion of the Escrow Amount in an Escrow Fund; and

WHEREAS, the Seller and the Buyer wish to determine the manner in which the Cash Consideration shall be transferred to the Seller ; and

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, the Parties hereby agree as follows:

(Unless otherwise specifically defined hereunder, any capitalized term used herein shall have the definition allocated to it in the Purchase Agreement)

1.	Buyer and Seller agree and confirm that the Cash Consideration has been, and shall be, paid as follows:

1.1.	An amount of US$800,000 was paid at the Closing of the Purchase Agreement according to the provisions thereof: US$117,000 (VAT Included) were paid to Lior Tamar Investment Ltd.; and 683,000US$ were paid to the Seller and payment of such respective amounts to each of Lior Tamar Investments Ltd. and the Seller is hereby confirmed by Seller.

1.2.	An amount of US$76,050 was paid by the Buyer to Taoz– Company for Management and Holdings of Companies Ltd., on behalf of the Seller, on March 15, 2017.

1.3.	An additional amount of US$906,793 shall be paid according to the provisions and subject to the conditions of section 2 below.

1.4.	An additional amount of US$ 217,157 shall be paid according to the provisions and subject to the conditions of section 3 below.

2.	Within 3 business days from the date of signing this Agreement, Buyer shall transfer to the Seller, or to third parties as set forth below on his behalf, amounts as follows:

2.1.	An amount of US$ 175,500 (VAT included) to Lior Tamar Investments Ltd., the Seller Agent, on behalf of Seller, by wire transfer, to the bank account detailed in Exhibit 2.1.

2.2.	An amount equal to US$234,000 (VAT included) as the Exit Fee amount as set forth in the Yissum Exit Fee Letter, to Yissum, on behalf of Seller, by wire transfer, to the bank account detailed in the Yissum Exit Fee Letter. It is agreed between the Parties that an additional amount of US$ 46,800 (VAT included) will be released to the Seller within 3 business days after the Seller will deliver to the Buyer a letter from Yissum, duly executed by Yissum, regarding the Exit Fee, in the form attached hereto as Exhibit 2.2 (“Yissum Exit Fee Letter”).

2.3.	An amount equal to US$ 97,058 (before VAT, if any) to the Seller, by wire transfer, to the bank account detailed in Exhibit 2.4 will be released to the Seller within 1 business day after the Seller will deliver to the Buyer a letter from Yissum (“Yissum”), duly executed by Yissum, regarding the postponement of payment of historical patent costs in the form attached hereto as Exhibit 2.3 (“Postponement Letter”).

2.4.	An amount equal to US$ 101,157 (the "Refunded Loan Repayment Amount") to the Company, on behalf of Seller, as refund to the Company of amounts paid to the Seller on February 2017 as repayment of a loan from the Seller to the Company. Subject to such refund of the Refunded Loan Repayment Amount, such right of the Seller for repayment by the Company of the Refunded Loan Repayment Amount, is hereby irrevocably Assigned to the Buyer.

2.5.	An amount equal to US- $252,278 to the Seller, by wire transfer, to the bank account detailed in Exhibit 2.4

3.	With respect to each payment set forth below, if relevant, subject to the condition set forth with respect to such payment below, then, an amount of up to US$ 217,157 (the “Aggregate Remaining Cash Consideration”) shall be paid by the Buyer (and which for avoidance of doubt, and notwithstanding that which is stated otherwise in the Purchase Agreement, such Aggregate Remaining Cash Consideration shall not be deposited in an Escrow Fund) at the earlier of (i) the lapse of 24 months from the date hereof or (ii) with respect to each payment set forth below, such time set forth below with respect to such payment, if applicable:

3.1.	Within 3 business days from delivery by the Seller to the Buyer of a written confirmation from the Tax Authorities (Pre ruling), that there is no tax due with respect to shares issued to Dr. Hadas Reuveni, the Buyer shall pay an amount of US$ 100,000 to the Seller. In the event that during a period of 24 months, from the date hereof, a written requirement or a written claim by the Tax Authorities (“Tax Claim”) was received by TyrNovo and/or either of the Parties and/or Dr. Hadas Reuveni (“Receiving Party”), then the Receiving Party shall provide prompt notice of such Tax Claim to the Seller and shall make best efforts to enable the Seller to appeal the Tax Claim. Any peremptory Tax Claim shall be paid by the Buyer after giving the Seller an advanced written notice of such payment, and deducted from the amount of US$ 100,000 mentioned hereabove. Any payment under dispute with the Tax Authorities shall remain with the Buyer and not paid to the Seller until the appeal of the Tax Claim becomes peremptory. For avoidance of doubt it is clarified that the Seller is not obligated to apply to the Tax Authorities for the Ruling. It is agreed that the Buyer is entitled, at its sole and absolute discretion, to apply to the Tax Authorities at Buyer's expense. In such case, the Buyer shall notify the Seller with a written advanced notice before turning to the Tax Authorities, without such prior notice constituting a right of the Seller to prevent such application by the Buyer.

3.2.	Within 3 business days from delivery by the Seller to the Buyer of a written confirmation from a CPA that all payments and/or withholding amounts due to the Israel National Insurance Institute or Israeli Income Tax Authority, and any employee pension, manager’s insurance with regard to the employment of Dr. Hadas Reuveni and Dr. Lena Kupershmidt for any periods of employment ended on December 31, 2016, the Buyer shall pay an amount of US$ 50,000 to the Seller.

3.3.	An amount of US$ 67,157 which shall be paid by the Buyer to the Seller at the lapse of 12 months from the date hereof Provided that no Additional Liabilities will be revealed. For the purpose of this Agreement, “Additional Labilities” shall mean any amount that any Buyer Indemnified Parties are entitled to as indemnification pursuant to the provisions of the Purchase Agreement.

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4.	Seller confirms that the Company has paid the Seller and entities related to the Seller all amounts due to them from the Company as detailed in the schedule of Company Closing Liabilities (as defined in Section 4.8 to the Purchase Agreement) and the Seller and related entities have no further claim against the Company for payments arising on account of loans and or services provided by the Seller to the Company.

5.	The Buyer shall not be required to deposit the Cash Consideration portion of the Escrow Amount or any part thereof in an Escrow Fund.

6.	This Agreement will not be amended, modified or waived in any manner without the consent in writing duly executed and delivered by each Party hereto, or any third party beneficiary hereof. No failure or delay of any Party hereto, or any third party beneficiary hereof to exercise any right or remedy given to such party under this Agreement and no custom or practice of such parties in variance with the terms hereof, will constitute a waiver of any party’s right to demand exact compliance with the terms hereof. Any written waiver will be limited to those items specifically waived therein and will not be deemed to waive any future breaches or violations or other non-specified breaches or violations unless, and to the extent, expressly set forth therein.

7.	The provisions of this Agreement will be deemed severable and the invalidity, unlawfulness or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof, and the remainder of this Agreement, and the application of such provision to persons or circumstances other than those as to which it is determined to be invalid, unlawful, or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party or other person. If the final judgment of a court of competent jurisdiction or other Governmental Authority declares that any term or provision hereof is invalid, illegal or unenforceable, the Parties agree that the court making such determination will have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, illegal or unenforceable term or provision with a term or provision that is valid, legal and enforceable and that comes closest to expressing the intention of the invalid, illegal or unenforceable term or provision.

8.	This Agreement will be construed and enforced in accordance with, and will be governed exclusively by, the internal laws of the State of Israel, without giving effect to any Law or rule that would cause the Laws of any jurisdiction other than the State of Israel to be applied. The competent courts of Tel-Aviv, Israel shall have exclusive jurisdiction in all matters relating to any dispute arising out of or relating to this Agreement, or the breach thereof, to the exclusion of any other jurisdiction.

9.	The Parties have participated jointly in the negotiation and drafting of this Agreement; in the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions hereof and the language used will be deemed to be the language chosen by the Parties to express their mutual intent.

10.	This Agreement may be executed simultaneously in counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument. This Agreement and any amendments hereto or thereto, to the extent signed and delivered by means of electronic transmission of .pdf files or other image files via e-mail, cloud-based transfer or file transfer protocol, or use of a facsimile machine, will be treated in all manners and respects and for all purposes as an original agreement or instrument and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party to any such agreement or instrument will raise the use of electronic transmission or a facsimile machine to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of electronic transmission or a facsimile machine as a defense to the formation or enforceability of a contract, and each such party forever waives any such defense.

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IN WITNESS WHEREOF the parties have signed this Agreement as of the date first hereinabove set forth.

KITOV PHARMACEUTICALS HOLDINGS LTD.

By:	/s/ Isaac Israel and /s/ Simcha Rock
Title:	CEO CFO

Address	One Azrieli Center, Round Tower, 23rd Floor 132 Menachem Begin Road Tel Aviv 6701101, Israel Telephone: +972-3-9333121 Mobile: +972-54-8679966 Fax: +972-153-39311321

GOLDMAN HIRSH PARTNERS LTD.

By:	/s/
Title:
Address	Abba Even 1, Herzliya Pituach, Israel Attention: Gil Pogozelich Fax: 972-9-7711805 email:gil@goldman-hirsh.com

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